ROKU, INC.

150 Winchester Circle

Los Gatos, California 95032

September 25, 2017

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

         Celeste M. Murphy

         Joshua Shainess

RE:	Roku, Inc.

Registration Statement on Form S-1

File No. 333-220318

Ladies and Gentlemen:

Roku, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 27, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Seth Gottlieb of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Seth Gottlieb at (650) 843-5864.

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Very truly yours,

ROKU, INC.

By:	/s/ Anthony Wood
Name:	Anthony Wood
Title:	President and Chief Executive Officer

cc:	Stephen H. Kay, Roku, Inc.

David Y. Oh, Roku, Inc.

Mark P. Tanoury, Cooley LLP

John T. McKenna, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Alan Denenberg, Davis Polk & Wardwell LLP

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